Moody Aldrich & Sullivan  LLC
30 Rowes Wharf, Suite 410
Boston, MA 02110
(617) 261-6009
IRS# 04-3011533
13G Amendment Filing Period Ending 12/31/98


Name of Issuer:				OMP Group, Inc.
CIK #						0000899723
IRS#						52-1736882
Title of Class of Securities:		Common Stock
Cusip Number:				670872100

Sole Voting power:			1,110,577

Aggregate amount beneficially
Owned by each reporting person:	1,110,577

Percent of class represented by
Amount:					4.69%

Type of reporting:			Investment Adviser